                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 12)
                                     ------
                             20th Century Industries

                                (Name of Issuer)

                        Common Stock, Without Par Value

                         (Title of Class of Securities)

                                   901272 20 3

                                 (CUSIP Number)

                         Florence Davis, General Counsel
                       American International Group, Inc.
                  70 Pine Street, NYC, NY 10270 (212) 770-7000



            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 19, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American International Group, Inc.
(I.R.S. Identification No. 13-2592361)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Delaware


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        46,500,920
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                46,500,920

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                46,500,920

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       53.1%

(14)  TYPE OF REPORTING PERSON

      HC, CO

CUSIP NO. 901272 20 3



 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American Home Assurance Company
(I.R.S. Identification No. 13-5124990)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       12,267,565
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               12,267,565

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               12,267,565

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.0%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

Commerce & Industry Insurance Company
(I.R.S. Identification No. 31-1938623)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,827
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,827

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,827

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

New Hampshire Insurance Company
(I.R.S. Identification No. 02-0172170)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,827
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,827

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,827

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

National Union Fire Insurance Company of Pittsburgh, Pa.
(I.R.S. Identification No. 25-0687550)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania



NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       23,403,701
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               23,403,701

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               23,403,701

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.7%


(14)  TYPE OF REPORTING PERSON

      IC, CO

ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 12 amends and supplements Item 5 of the Statement on Schedule 13D dated December 16, 1994, as amended and supplemented by Amendment No. 1 to Schedule 13D dated March 23, 1995, Amendment No. 2 to
Schedule 13D dated January 20, 1998, Amendment No. 3 to Schedule 13D dated April 9, 1998, Amendment No. 4 to Schedule 13D dated May 12, 1998, Amendment No. 5 to
Schedule 13D dated June 4, 1998, Amendment No. 6 to Schedule 13D dated June 15, 1998, Amendment No. 7 to Schedule 13D dated June 25, 1998, Amendment No. 8 to
Schedule 13D dated July 14, 1998, Amendment No. 9 to Schedule 13D dated July 23, 1998, Amendment No. 10 to Schedule 13D dated July 27, 1998 and Amendment No. 11 to Schedule 13D dated August 10, 1998 ("Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company"). The principal executive offices of the Company are located at Suite 700, 6301 Owensmouth Avenue, Woodland Hills, California 91367.

            Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed thereto in the Schedule 13D.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a) Between August 11, 1998, and August 19, 1998 AIG, through its subsidiaries American Home and National Union, purchased 1,708,600 shares of Common Stock in open market transactions effected on the New York Stock Exchange at prices ranging from $25.5000 to $27.0000 per share.

            American Home's, National Union's and each other AIG Sub's current ownership interests in the Company and the Common Stock are as shown in the following table:

                                              Number of           Percentage of
                                              Shares of           Fully Diluted
                                              Common Stock        Shares of
Company                                       Obtainable Upon     Common Stock
(and state of                                 Conversion/         Outstanding
domicile)             Number of Shares        Exercise            (1)
---------------       ----------------        --------------      ------------
American Home         200 shares of           17,652                .02%
Assurance Company     Series A Preferred
(New York)            Stock (2)

                      12,249,913                 --               13.98
                      shares of Common
                      Stock (3)

Commerce &            5,414,827 shares of        --                6.18
Industry              Common Stock (2)
Insurance Company
(New York)

New Hampshire         5,414,827 shares of        --                6.18
Insurance Company     Common Stock (2)
(Pennsylvania)

National Union        23,403,701 shares          --               26.71
Fire Insurance        of Common Stock (4)
Company of
Pittsburgh, Pa.
(Pennsylvania)
                                                                 ------
                      Total Common
                      Shares                  46,500,920          53.08%

-----------------

(1) Based on the number of shares of Common Stock outstanding as of July 27, 1998 (87,588,347 shares) as reported by the Company in its Quarterly Report on Form 10-Q for the three month period ended June 30, 1998, as adjusted to give effect to the issuance of shares of Common Stock issuable on conversion of the 200 shares of Series A Preferred Stock which remain outstanding.

(2) The number of shares of Series A Preferred Stock owned by the AIG Subs is 200 after conversion of 102,050 shares, 61,350 shares and 61,350 shares of Series A Preferred Stock previously held by American Home, Commerce & Industry and New Hampshire, respectively, on July 27, 1998. The number of shares of Common Stock obtainable upon conversion by American Home of the 200 shares of Series A Preferred Stock remaining outstanding is 17,652 (or .02% of fully converted shares).

(3) American Home purchased 298,000 shares of Common Stock prior to November, 1991. American Home purchased 547,400 shares of Common Stock in open market transactions effected on the New York Stock Exchange between April 23, 1998 and May 12, 1998, 1,050,653 shares of Common Stock in open market transactions effected on the New York Stock Exchange between June 16, 1998 and July 7, 1998, 240,200 shares of Common Stock in open market transactions effected on the New York Stock Exchange between July 23, 1998 and July 28, 1998 and 530,800 shares of Common Stock in open market transactions between July 29, 1998 and August 10, 1998. American Home purchased an additional 575,800 Shares of Common Stock in open market transactions effected on the New York Stock Exchange as follows:



        DATE                    SHARES                  PRICE
   August 11, 1998              19,000                  $26.6250
        ''                       5,900                  $26.0625
        ''                      23,000                  $26.8750
        ''                      22,300                  $26.9375
        ''                       4,000                  $26.1875
        ''                      11,000                  $26.5625
        ''                      21,800                  $26.1250
   August 12, 1998              15,000                  $27.0000
        ''                      11,000                  $26.8750
        ''                       5,000                  $26.8125
   August 13, 1998              39,700                  $26.1875
        ''                     115,700                  $25.8125
        ''                       2,200                  $25.6875
        ''                       1,500                  $25.8125
        ''                      15,600                  $25.8125
        ''                      31,300                  $25.5625
        ''                      31,200                  $25.5625
        ''                       2,500                  $25.5625
        ''                       1,300                  $26.0000
        ''                      25,000                  $25.6250
        ''                      25,000                  $25.6250
   August 14, 1998               1,000                  $25.6250
        ''                       1,500                  $25.9375
        ''                       2,000                  $25.8750
        ''                       1,100                  $26.1875
        ''                         800                  $25.8125
        ''                       3,800                  $26.1250
        ''                       5,200                  $26.0625
        ''                      23,000                  $25.5000
   August 17, 1998              19,300                  $25.6875
        ''                      16,100                  $25.6250
        ''                       2,000                  $25.8125
        ''                       3,000                  $25.5000
   August 18, 1998              18,000                  $25.9375
        ''                      50,000                  $25.8750

(4) National Union purchased 602,000 shares of Common Stock prior to June, 1994. National Union purchased an additional 557,500 shares of Common Stock in open market transactions effected on the New York Stock Exchange between May 13, 1998 and June 4, 1998 and 535,400 shares of Common Stock in open market transactions effected on the New York Stock Exchange between June 5, 1998 and June 15, 1998. National Union purchased 4,376,001 shares of Common Stock under the Stock Purchase Agreement on July 14, 1998 and 200,000 shares of Common Stock thereunder on July 15, 1998. National Union purchased an additional 1,132,800 shares of Common Stock in open market transactions effected on the New York Stock Exchange as follows:


      DATE                 SHARES                  PRICE
 August 19, 1998             11,600               $25.6250
        "                 1,109,900               $25.5625
        "                     4,000               $25.5625
        "                     4,300               $25.6875
        "                     3,000               $25.5000

      (b). AIG and each AIG Sub share voting and dispositive power as to the securities owned by such AIG Sub.

      (c). AIG, American Home, Commerce & Industry, National Union, New Hampshire, SICO, The Starr Foundation and Starr, and, to the best of each of their knowledge, the Covered Persons, have not engaged in any transactions in the Common Stock since the filing of Amendment No. 11 to Schedule 13D, except for (i) the purchase by American Home between August 11, 1998 and August 19, 1998 of 575,800 shares of Common Stock as described above in footnote (3) and
(ii) the purchase by National Union on August 19, 1998 of 1,132,800 shares of Common Stock as described above in footnote (4).

      (d) and (e).  Not applicable.

                               SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 1998

                                 AMERICAN INTERNATIONAL GROUP, INC.


                                 By:  /s/ Kathleen E. Shannon
                                 ---------------------------------------
                                 Kathleen E. Shannon, Vice President,
                                 Secretary and Associate General Counsel



                                 AMERICAN HOME ASSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 COMMERCE AND INDUSTRY INSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 NATIONAL UNION FIRE INSURANCE COMPANY
                                 OF PITTSBURGH, PA.


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President


                                 NEW HAMPSHIRE INSURANCE COMPANY



                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews, Vice President